UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
							September 2, 2005




Mr. Ken L. Kenworthy, Jr.
President and CEO
GMX Resources, Inc.
9400 North Broadway, Suite 600
Oklahoma City, OK  73114


Re:	GMX Resources, Inc.
	Registration Statement on Form S-3
Filed August 5, 2005
	File No. 333-127254
      Form 10-KSB for Fiscal Year Ended
      December 31, 2004
	Filed March 31, 2005
	File No. 0-32325

Dear Mr. Kenworthy:

	We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Selling Security Holders, page 2

1. Please disclose how your security holders acquired their shares.
In addition, please identify any selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers.
If you determine that any selling stockholder is a registered broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling stockholder received its securities as compensation for investment banking services. With respect to any affiliate of a registered broker-dealer, please disclose, if true, that such selling stockholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such stockholder is an underwriter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

2. We note that you do not include the disclosure required by Item 308(c) of Regulation S-K in your filing. Please ensure that your 10-
KSB discloses "any changes" to internal controls and procedures over financial reporting, and not just "significant" changes, that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting. See
Item 308(c) of Regulation S-K and Part II.F of Final Rule Release
33-
8238 for further guidance.

Closing Comments

      As appropriate, please amend your registration statement and Exchange Act reports in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct questions relating to all disclosure issues to Carrie Darling, at (202) 551-3724 or, in her absence, to the undersigned, at
(202) 551-3740. Direct all correspondence to us at the following address: 100 F St., NE, Washington, DC 20549, Mail Stop 7010.

							Sincerely,


							H. Roger Schwall
							Assistant Director

cc:	Mr. Jeffrey Hills, Esq. (via facsimile only)

      Carrie Darling
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Mr. Ken L. Kenworthy, Jr.
GMX Resources, Inc.
September 2, 2005
page 3